Joseph A. Herz

Tel 212.801.6926

Fax 212.801.5539

herzj@gtlaw.com

January 10, 2014

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Loan Lauren P. Nguyen, Special Counsel

Re:                       Boulevard Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted December 5, 2013

CIK No. 0001592016

Dear Ms. Nguyen:

On behalf of Boulevard Acquisition Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

This letter provides responses to the comments received on December 31, 2013 from the staff of the Division of Corporation Finance of the Commission (the “Staff”), relating to the Company’s Draft Registration Statement filed on December 5, 2013 (the “Draft Registration Statement”). The Registration Statement reflects revisions to the Draft Registration Statement in response to the Staff’s comments.

For the Staff’s convenience, the Company is providing the Staff with four copies of the Registration Statement, which have been marked to indicate the location of changes from the Draft Registration Statement, together with four copies of this response letter as filed with the Commission.

General

1.                                      Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

GREENBERG TRAURIG, LLP  •  ATTORNEYS AT LAW  •  WWW.GTLAW.COM
MetLife Building, 200 Park Avenue  •  New York, New York 10166  •  Tel 212.801.9200  •  Fax 212.801.6400

Securities and Exchange Commission

January 10, 2014

Response:

The Company advises the Staff that, to date, neither it nor anyone authorized to do so on its behalf has presented any written communications as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities.  Similarly, the Company advises the Staff that, to date, it is not aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering.  The Company represents to the extent that there are any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, or research reports, the Company will supplementally provide them to the Commission for review.

2.                                      Please file your exhibits that are to be filed by amendment as soon as practicable.  We may have additional comments upon review.

Response:

The Company has filed the following exhibits with the Registration Statement that were not previously submitted to the Staff: Exhibit 4.1 (Specimen Unit Certificate), Exhibit 4.2 (Specimen Common Stock Certificate), Exhibit 4.3 (Specimen Warrant Certificate), Exhibit 4.4. (Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Company), Exhibit 10.2(a) (Form of Letter Agreement among the Company, Boulevard Acquisition Sponsor, LLC and Avenue Capital Management II, L.P.), Exhibit 10.2(b) (Form of Letter Agreement between the Company and the Company’s Independent Directors), Exhibit 10.3 (Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Company), Exhibit 10.4 (Form of Registration Rights Agreement among the Company, Boulevard Acquisition Sponsor, LLC and the other parties thereto), and Exhibit 10.8 (Form of Escrow Agreement among the Company, Boulevard Acquisition Sponsor, LLC and Continental Stock Transfer & Trust Company), as well as the consents of Rothstein Kass, Marc Lasry, Joel Citron and Darren Thompson.  The remaining exhibits to the Registration Statement will be filed with a subsequent amendment to the Registration Statement.

Registration Statement Cover Page

3.                                      Please revise footnote 1 to the Calculation of Registration Fee table to identify the specific subsection of Rule 416 of the Securities Act of 1933 relied upon and to track the language of that subsection.

Securities and Exchange Commission

January 10, 2014

Response:

In response to the Staff’s comment, the Company has revised footnote 3 to the Calculation of Registration Fee table to identify the specific subsection of Rule 416 of the Securities Act relied upon and the Company has confirmed that the footnote disclosure tracks the language of that subsection.

Prospectus Cover Page

4.                                      Please revise this section to clarify that the warrants are only exercisable in whole shares.

Response:

The Company has revised the cover page of the prospectus to clarify that the warrants to be issued to potential investors in the Company in connection with the offering are only exercisable in whole warrants in response to the Staff’s comment.

Summary page 1

5.                                      Please revise the introductory portion of the summary to provide balanced disclosure regarding the implications to investors of receiving one-half warrants instead of whole warrants in light of the provision that the warrants are only exercisable in whole shares.

Response:

The Company has revised the disclosure in the introductory portion of the summary on page 1 of the Registration Statement to address the implications to investors of receiving one-half warrants in response to the Staff’s comment.

6.                                      Please explain and substantiate what you mean when you state that you have experience in “simplifying and deleveraging” balance sheets which permits you to “pursue opportunities where others may not act.”

Response:

The Company has revised the disclosure on page 1 of the Registration Statement by deleting the references to “simplifying and deleveraging” and “pursue opportunities where others may not act” in response to the Staff’s comment. The Company has further clarified the disclosure on page 1 of the Registration Statement by deleting “where other may not act” and adding disclosure that its experience in restructuring operating companies and the ability to provide capital to a target business permits the Company to pursue a broad range of opportunities.

Securities and Exchange Commission

January 10, 2014

7.                                      As you have highlighted your management’s experience in the prospectus summary, please revise the second full paragraph at the bottom of page 1 to add balancing language that your management team’s expertise is not a guarantee of a successful initial business combination and that your management team is not required to devote any significant amount of time to your business per month and that they are concurrently involved in other businesses.

Response:

The Company has added disclosure on page 2 of the Registration Statement in response to the Staff’s comment.

8.                                      With a view towards revised disclosure, please tell us whether any member of your management team has experience identifying businesses in similar acquisition transactions.

Response:

The Company advises the Staff that the management team of the Company has significant experience identifying companies in similar acquisition transactions.  Prior to joining Avenue Capital, Stephen Trevor, the Company’s President and Chief Executive Officer, was a Managing Director at Morgan Stanley, a member of Morgan Stanley’s Management Committee and Global Co-Head of Morgan Stanley’s Merchant Banking Division and Private Equity Group. Mr. Trevor joined Morgan Stanley in 2007 from Goldman Sachs, where he was a Managing Director in the Principal Investment Area, Co-Heading its Industrials Investing effort, and was a member of the Investment and Operating Committees. In these capacities, Mr. Trevor assisted in the identification, negotiation, and consummation of numerous acquisitions of operating companies.

9.                                      Please revise to remove marketing language such as the “significant” contacts and “extensive” network of your management team.

Response:

The Company has deleted the words “significant” and “extensive” on pages 1, 2, 3, 68 and 69 of the Registration Statement in response to the Staff’s comment.

10.                               Please revise page 3 to state as a belief and provide a basis for the statements that your management has a “reputation for integrity and fair dealing with sellers . . .”  Please also revise to remove the term “attractive” in relation to your investment criteria, or explain, qualitatively and quantitatively, what you mean, by that term, both here and throughout the prospectus.

Response:

The Company has deleted (i) the statement that the Company’s management has a

Securities and Exchange Commission

January 10, 2014

“reputation for integrity and fair dealing with sellers…” on pages 3, 69 and 72 of the Registration Statement and (ii) the term “attractive” in relation to the Company’s investment criteria on pages 1, 3, 38, 50, 68 and 70 of the Registration Statement in response to the Staff’s comment.

Investment Criteria, page 3

11.                               We note the disclosure that you seek to acquire companies that are at an “inflection point,” are “underperforming,” “exhibit unrecognized value” or “other characteristics that have been disregarded by the marketplace.”  With a view towards revised disclosure, please tell us whether you will focus on business combinations with distressed companies and describe the qualitative and quantitative parameters that you will use in your due diligence process.  Also clarify page 69 accordingly.

Response:

The Company advises the Staff that the Company does not intend to focus exclusively on business combinations with distressed companies.  As described on pages 1 and 68 of the Registration Statement, the Company may pursue an acquisition opportunity in any business industry or sector, although the Company intends on focusing on industries or sectors that complement the management teams’ background.

The Company has revised the disclosure on pages 3 and 69 of the Registration Statement to describe the qualitative and quantitative parameters of the Company’s due diligence process in response to the Staff’s comment.

12.                               Please describe the “characteristics that have been disregarded by the marketplace.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 69 of the Registration Statement to clarify the statement “characteristics that have been disregarded by the marketplace in response to the marketplace.”

The Offering page 6

13.                               We note your disclosure on page 7 that after this offering you anticipate having 12,250,000 warrants outstanding.  Assuming this includes the 4,750,000 private placement warrants to be sold simultaneously with this offering, please reconcile this figure with the disclosure in your fee table that you are registering 8,625,000 warrants, which together with the private placement warrants would equal a total of 13,375,000 warrants outstanding.  Alternatively, clarify, if true, that the 12,250,000 warrants do not include the 1,125,000 warrants issuable upon exercise of the 45-day option granted to the underwriters to cover over-allotments, if any.

Securities and Exchange Commission

January 10, 2014

Response:

The Company has clarified the disclosure on page 8 of the Registration Statement by adding footnote references adjacent to the “Number of private placement warrants to be sold in a private placement simultaneously with this offering” and “Number of warrants to be outstanding after this offering and the private placement” indicating that such numbers assume no exercise of the underwriters’ over-allotment option.

14.                               We note your disclosure on page 7 that warrants may only be exercised for whole numbers of shares.  Please revise to clarify for investors what happens to any remaining one-half warrants in the event that they hold an odd number of units.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 8 of the Registration Statement clarifying that a holder of an odd number of units will not be able to exercise any one-half of one warrant unless it is combined with another one-half of one warrant.

Redemption of public shares…if no initial business combination, page 20

15.                               We note that your sponsor, executive officer, directors, and director nominees have agreed, pursuant to a written agreement with you, that they will not propose any amendment to your amended and restated certificate of incorporation that would affect your obligation to redeem in the event you do not complete a business combination within the requisite period.  Please file these agreements with your registration statement.

Response:

The Company has filed the form of Letter Agreement among the Company, the sponsor (Boulevard Acquisition Sponsor, LLC) and Avenue Capital Management II, L.P. and the form of Letter Agreement between the Company and the Company’s independent directors as Exhibits 10.2(a) and 10.2(b), respectively, with the Registration Statement, each of which include the agreements of the sponsor and the executive officers, directors and director nominees of the Company to not propose any amendment to the Company’s amended and restated certificate of incorporation that would affect the Company’s obligation to redeem shares of common stock in the event the Company does not complete a business combination within the requisite period.

Risk Factors, page 26

16.                               We note the disclosure on page 80 that the company “may” require stockholders that wish to exercise their redemption rights to tender their certificates to the company’s transfer agent prior to the stockholder meeting or to deliver their shares to the transfer

Securities and Exchange Commission

January 10, 2014

agent electronically.  Please add a risk factor addressing the potential impact on shareholders’ redemption rights.  Please also revise the disclosure in the summary to briefly (1) explain the reason and need for these additional steps and the tendering of certificates before the stockholder meeting, given that it is unclear whether conversion will occur; and (2) explain the procedures that the company will follow, if a shareholder tenders his shares, the proposed combination is not approved and the company continues to search for a target company.

Response:  The Company has revised the disclosure on page 29 of the Registration Statement by adding language to the risk factor titled “[i]f a stockholder fails to receive notice of our offer to redeem our public shares in connection with our business combination, or fails to comply with procedures for tendering its shares, such shares may not be redeemed” in response to the Staff’s comment. In addition, the Company has revised the summary section on page 19 of the Registration Statement to explain (i) the reason and need for the additional steps and the tendering of certificates before the stockholder meeting and (ii) the procedures that the Company will follow if a stockholder tenders his or her shares, the proposed business combination is not approved, and the Company continues to search for a target company.

Cautionary Note Regarding Forward-Looking Statements, page 53

17.                               Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events.  In light of this, the first sentence of this section beginning, “[t]he statements contained in this prospectus that are not purely historical,” appears to be overly broad.  Please narrow your statement accordingly or remove it.

Response:

The Company has deleted the reference to “that are not purely historical” in the section titled “Cautionary Note Regarding Forward-Looking Statements” on page 53 of the Registration Statement.

Proposed Business, page 68

18.                               We note your statement that you “intend to focus on industries or sectors that complement [y]our management team’s background.”  We further note your disclosure on page 96 that you do not expect management’s duties “to present a significant actual conflict of interest with [y]our search for an initial business combination because Avenue and the companies in which it or its affiliates holds investments typically invest in debt securities and other debt obligations of these companies.”  Please describe the types of business that you intend on focusing on and clarify whether you intend on focusing on business combinations with companies that Avenue and the companies in which it or its affiliates holds investments.

Securities and Exchange Commission

January 10, 2014

Response:

The Company respectfully advises the Staff that it does not anticipate focusing on any specific types of business or industries.  As a result, the Company may pursue an acquisition opportunity in any business industry or sector, although the Company intends on focusing on industries or sectors that complement the management teams’ background.  Since the Company already has disclosed this intent of the Company on page 68 of the Registration Statement, no additional disclosure has been added to the Registration Statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Registration Statement to disclose that the Company does not intend on specifically focusing on business combinations with companies in which Avenue or Avenue’s affiliates hold interests, although the Company may acquire a company in which Avenue owns a debt position.  The Company has included additional disclosure on page 68 of the Registration Statement to clarify that in such circumstances, the Company will treat debt that Avenue owns the same as any third-party debt.

Business Strategy, page 69

19.                               Because you expect investors to rely so heavily on the experience of your management team, revise this section to discuss, in specifics, the ways your management will utilize their broad network of contacts to identify a target company.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 69 of the Registration Statement to specifically describe the ways the Company’s management will utilize their network of contacts to identify a target company.

Investment Criteria, page 69

20.                               Please revise to explain what you mean by your statement that you plan on targeting companies that are at “an inflection point.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 69 of the Registration Statement to explain the statement that the Company plans on targeting companies that are at an “inflection point.”

Securities and Exchange Commission

January 10, 2014

Sources of Target Businesses, page 75

21.                               Please explain why you believe that “target business candidates will be brought to [y]our attention from various unaffiliated sources, including, but not limited to, investment bankers, private investment funds and other members of [y]our network of business relationships.”

Response:

In response to the Staff’s comment, the Company has added disclosure on page 75 of the Registration Statement explaining why the Company believes that target business candidates will be brought to the attention of the Company from various unaffiliated sources in management’s network of business relationships.

Manner of Conducting Redemptions, page 78

22.                               We note your statement that the “decision as to whether we will seek stockholder approval of a proposed business combination or conduct a tender offer will be made by us, solely in our discretion . . .”  Please clarify that under certain circumstances, such as if your company attempts to merge with a target, stockholder approval is required and therefore the decision to seek approval is not solely in your discretion.

Response:

In response to the Staff’s comment, the Company has clarified the disclosure on page 79 of the Registration Statement to note that if the Company structures a business combination with a target company in a manner that requires stockholder approval, the Company will not have discretion as to whether to seek a stockholder vote to approve the proposed the business combination.

23.                               We note your disclosure on page 107 that you plan on giving 30 days written notice of meetings requiring shareholder approval.  Please revise to disclose this information here and on page 18, accordingly.

Response:

The Company has revised the disclosure on pages 19 and 80 of the Registration Statement in response to the Staff’s comment.

Executive Officer and Director Compensation, page 93

24.                               We note your disclosure that after the completion of your initial business combination, directors or members of your management team who remain with you may be paid consulting, management or other fees from the combined company.  Please disclose whether there is a limit on the amount of consulting fees or other fees that may be paid to your executive officers and directors.  Also describe the “other fees” referenced here.

Securities and Exchange Commission

January 10, 2014

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 94 and 95 of the Registration Statement to (i) disclose that the Company has not established any limit on the amount of fees that may be paid by the combined company to the combined company’s directors or members of management and (ii) deleted the reference to “other fees.”

Conflicts of Interest, page 96

25.                               Please revise to provide, for each executive officer, a list of entities for which a conflict of interest may or does exist vis-à-vis the company and state the priority and preference that the entity has with respect to performance of obligations and presentation of business opportunities.  You may wish to do this in tabular form.

Response:

The Company respectfully advises the Staff that the Avenue entities and the Company have different objectives and operate differently. For instance, the Avenue entities typically acquire debt or preferred equity in the capital markets in numerous transactions over time and do not typically seek day-to-day operational control of a company.  However, in limited circumstances, an Avenue entity may obtain control of an investee company through the conversion of debt or other instruments.  In those instances, the Avenue entity generally will not seek day-to-day operational control of such investee company. Conversely, the Company expects to acquire the voting control of its target in one transaction.  As a result, the Company does not expect to target companies that an Avenue entity controls.

Principal Stockholders, page 99

26.                               We note your disclosure on page 101 describing the founder earn-out shares as “equal to 5.0% of [y]our issued and outstanding shares after this offering and the expiration of the underwriters’ over-allotment option.”  As it appears the founder earn-out shares equal 25% of the founder shares held by your initial stockholders and 5% of your issued and outstanding shares after this offering and any exercise of the underwriters’ over-allotment option, please clarify here.

Response:

The Company has clarified the disclosure on page 102 of the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

January 10, 2014

Material U.S. Federal Tax Considerations, page 119

27.                               The discussion in this section appears to include legal conclusions.  To the extent this discussion was prepared by counsel, please include a consent and name counsel.

Response:

The Company advises the Staff that Section III (Tax Opinions) of the Staff Legal Bulletin No. 19 (CF) (Legality and Tax Opinions in Registered Offerings) (the “Bulletin”) notes that opinions on tax matters are required under Item 601(b)(8) of Regulation S-K for:

•                  filings on Form S-11;

•                  filings to which Securities Act Industry Guide 5 applies;

•                  roll-up transactions; and

•                  other registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing” (emphasis added).

The proposed public offering of common stock by the Company (the “Offering”) does not fit into any of these categories of matters that would require a tax opinion under Item 601(b)(8) of Regulation S-K.  The Bulletin also provides examples of transactions generally involving material tax consequences, including:

•                  mergers or exchange transactions where the registrant represents that the transaction is tax-free (e.g., spin-offs, stock for stock mergers); and

•                  transactions offering significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decisions (e.g., debt offering with unusual original issue discount issues, certain rights offerings, limited partnership offerings, certain offerings by foreign issuers).

The Offering is not one of the transactions described in the Bulletin as a transaction generally involving material tax consequences.  Furthermore, while requiring a consent from legal counsel in a transaction involving the types of transactions provided as examples in the Bulletin is common place, the Company believes that the Offering is not a transaction offering significant tax benefits or tax consequences so unusual or complex that investors would need to have the benefit of an expert’s opinion in order to make an informed investment decision. Accordingly, the Company does not believe a consent from counsel is appropriate in this circumstance.

Securities and Exchange Commission

January 10, 2014

Underwriting, page 128

28.                               Please revise to indicate compliance with Regulation M here.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 130 of the Registration Statement to indicate compliance with Regulation M.

Exhibit 5.1

29.                               The exhibit index indicates that legal counsel will provide a “form of” legality opinion.  Please revise to indicate that counsel will provide a finalized and executed legality opinion.

Response:

In response to the Staff’s comment, the Company has revised the exhibit index to the Registration Statement by deleting the reference to “form of” in the description of the legality opinion and will provide a finalized and executed legality opinion in a subsequent amendment to the Registration Statement.

Exhibit 10.6

30.                               Please delete the second sentence from investment representation (v), as it is not appropriate to ask purchasers to represent that they have reviewed the prospectus and have had the opportunity to ask management questions regarding the prospectus.

Response:

The Company respectfully advises the Staff that the investment representation contained in Exhibit 10.6, the Private Placement Warrants Purchase Agreement, dated November 19, 2013, between the Company and Boulevard Acquisition Sponsor, LLC (the “Agreement”), was negotiated between the parties and the final form of that representation represents the agreement between the parties.  In addition, the securities purchased by the sponsor pursuant to the Agreement (under a valid private placement exemption) were not purchased under the prospectus.  The prospectus was provided for information concerning the Company and its intended business and operations.  Accordingly, the Company has not made the requested deletion in the Agreement.

***

Securities and Exchange Commission

January 10, 2014

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz
Joseph A. Herz
Shareholder

cc:                                Mr. Stephen S. Trevor, Boulevard Acquisition Corp.
Alan I. Annex, Esq., Greenberg Traurig, LLP

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